The Goldman Sachs Group, Inc.

200 West Street

New York, New York 10282

Goldman Sachs Capital I

Goldman Sachs Capital II

Goldman Sachs Capital III

Goldman Sachs Capital VI

Goldman Sachs Capital VII

GS Finance Corp.

200 West Street

New York, New York 10282

February 9, 2023

VIA EDGAR

Re:	The Goldman Sachs Group, Inc.
Goldman Sachs Capital I, Goldman Sachs Capital II, Goldman Sachs Capital III,
Goldman Sachs Capital VI, Goldman Sachs Capital VII, GS Finance Corp.
Registration Statements on Form S-3
File No. 333-269296

Ms. Madeline Mateo

Attorney-Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Mateo,

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3, as amended (File No. 333-269296), of The Goldman Sachs Group, Inc., Goldman Sachs Capital I, Goldman Sachs Capital II, Goldman Sachs Capital III, Goldman Sachs Capital VI, Goldman Sachs Capital VII and GS Finance Corp. (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on February 13, 2023, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Sullivan & Cromwell LLP, by calling Catherine Clarkin at (212) 558-4175.

The Goldman Sachs Group, Inc. acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve The Goldman Sachs Group, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•

The Goldman Sachs Group, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Thank you for your assistance in this matter.

	By:	/s/ Matthew E. Tropp
Name: Matthew E. Tropp
Title: Assistant Secretary

The Goldman Sachs Group, Inc.